October 9, 2024

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
11900 Biscayne Blvd., Suite 630
North Miami, Florida 33181

       Re: Innovative Eyewear, Inc.
           Registration Statement on Form S-1
           Filed October 2, 2024
           File No. 333-282472
Dear Harrison Gross:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Justin Grossman, Esq.